UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 8-A/A
Amendment No. 1
FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR (g) OF THE
SECURITIES EXCHANGE ACT OF 1934
Insteel Industries, Inc.
(Exact name of registrant as specified in its charter)

North Carolina	56-0674867

(State of incorporation or organization)	(I.R.S. Employer Identification No.)

1373 Boggs Drive, Mount Airy, North Carolina	27030

(Address of principal executive offices)	(Zip Code)
SECURITIES TO BE REGISTERED PURSUANT TO SECTION 12(b) OF THE ACT:

Title of each class	Name of each exchange on which
to be so registered	each class is to be registered
Not applicable	Not applicable
     If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box.   ☐
     If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box.   ☑
Securities Act registration statement file number to which this form relates: Not applicable
SECURITIES TO BE REGISTERED PURSUANT TO SECTION 12(g) OF THE ACT:

Preferred Share Purchase Rights (attached to and trade with the Common Stock (No Par Value))

(Title of Class)
Note: This Form 8-A/A is filed to update and amend the Form 8-A filed May 5, 1999 for the listing of the Preferred Share Purchase Rights on the New York Stock Exchange. These rights were delisted in February 2002 when the Company’s Common Stock (to which the Preferred Share Purchase Rights are attached) was delisted. The Common Stock is now listed on the NASDAQ Global Select Market. The rights have not been listed.

Item 1.	Description of Registrant’s Securities to be Registered.
     On April 21, 2009, The Board of Directors (the “Board”) of Insteel Industries, Inc. (the “Company”) authorized it to enter into Amendment No. 1 to Rights Agreement (“Amendment No. 1”), effective April 25, 2009, amending the Company’s Rights Agreement dated as of April 27, 1999 (the “1999 Rights Agreement”) between the Company and American Stock Transfer & Trust Company, LLC, successor to First Union National Bank (the “Rights Agent”). Amendment No. 1 and the Rights Agreement are hereinafter collectively referred to as the “Rights Agreement.”
     Amendment No. 1:
•	extended the “Final Expiration Date” of the 1999 Rights Agreement to April 24, 2019;
•	changed the “Purchase Price” for each two-hundredths of a share of Series A Junior Participating Preferred Stock pursuant to the exercise of a Right from $40.00 to $46.00;
•	modified the definition of “Beneficial Owner” to address certain derivative security contexts; and
•	provided a procedure for determining the number of shares of Common Stock of the Company to which such Person’s derivative position relates.
     The 1999 Rights Agreement, as modified by Amendment No. 1, remains in full force and effect.
     The securities subject to this Form 8-A/A are the Rights. On April 26, 1999, the Board declared a dividend distribution of one Right on each outstanding share of the Company’s common stock, no par value per share (the “Common Stock”) to shareholders of record at the close of business on May 17, 1999. One Right will also be distributed for each share of Common Stock issued after May 17, 1999, until the Distribution Date (which is described in the next paragraph). Each Right entitles the registered holder to purchase from the Company, upon the occurrence of a Distribution Date, a unit consisting of one two-hundredth of a share (a “Unit”) of Series A Junior Participating Preferred Stock (the “Preferred Stock”), at a purchase price (the “Purchase Price”) of $46.00 per Unit, subject to adjustment. The description and terms of the Rights are set forth in the Rights Agreement.
     The Rights are attached to all Common Stock certificates representing shares then outstanding, and no separate Rights Certificates have been distributed. The Rights will separate from the Common Stock and a Distribution Date will occur upon the earliest of (i) 10 business days following a public announcement that a person or group of affiliated or associated persons (an “Acquiring Person”) has acquired, or obtained the right to acquire, beneficial ownership of 20% or more of the outstanding shares of Common Stock (the “Stock Acquisition Date”), or (ii) 10 business days following the public announcement of a tender offer or exchange offer that would, if consummated, result in a person or group beneficially owning 20% or more of such outstanding shares of Common Stock, subject to certain limitations.
     Until the Distribution Date (or earlier redemption or expiration of the Rights) (i) the Rights will be evidenced by the Common Stock certificates and will be transferred with and only with such Common Stock certificates, (ii) new Common Stock certificates issued after May 17, 1999 will contain a notation incorporating the Rights Agreement by reference and (iii) the surrender for transfer of any certificates for Common Stock outstanding, even without such notation, will also constitute the transfer of the Rights associated with the Common Stock represented by such certificate. As soon as practicable after the Distribution Date, Rights Certificates will be mailed to holders of record of the Common Stock as of the close of business on the Distribution Date and, thereafter, the separate Rights Certificates alone will represent the Rights. The Rights are not exercisable until the Distribution Date and will expire at the close of business on April 24, 2019, subject to extension by the Board, unless earlier redeemed by the Company as described below.
     In the event that any person becomes an Acquiring Person, each holder of a Right will thereafter have the right (the “Flip-In Right”) to receive, at the time specified in the Rights Agreement, (x) upon exercise and payment of the Purchase Price, Common Stock (or, in certain circumstances, cash, property or other securities of the Company) having a value equal to two times the Purchase Price or (y) at the discretion of the Board, upon exercise and without payment of the Purchase Price, Common Stock (or, in certain circumstances, cash, property or other securities of the Company) having a value equal to the difference between the Purchase Price and the value of the consideration which would be payable under clause (x). Notwithstanding any of the foregoing, following the occurrence of any of the events set forth in this paragraph, all Rights that are, or (under certain circumstances specified in the Rights Agreement) were, beneficially owned by any Acquiring Person will be null and void. Flip-In Rights are not exercisable following the occurrence of the event set forth above until such time as the Rights are no longer redeemable by the Company as set forth below.
     In the event that, at any time following the Stock Acquisition Date, (i) the Company is acquired in a merger, statutory share exchange or other business combination in which the Company is not the surviving corporation, (ii) the Company is the surviving party in a merger, statutory share exchange or other business combination and all or part of the Company’s Common Stock is exchanged for stock or other securities of another corporation, or (iii) 50% or more of the Company’s assets or earning power is sold or transferred, each holder of a Right (except Rights which previously have been voided as set forth above) shall thereafter have the right (the “Flip-Over Right”) to receive, upon exercise, common stock of the acquiring corporation having a value equal to two times the Purchase Price. The holders of a Right will continue to have the Flip-Over Right whether or not such holder exercises or surrenders the Flip-In Right. The events set forth in this paragraph and in the second preceding paragraph are referred to as the “Triggering Events.”
     The Purchase Price payable, and the number of Units of Preferred Stock or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Preferred Stock, (ii) if holders of the Preferred Stock are granted certain rights or warrants to subscribe for Preferred Stock or convertible securities at less than the current market price of the Preferred Stock, or (iii) upon the distribution to holders of the Preferred Stock of evidences of indebtedness or assets (excluding regular quarterly cash dividends) or of subscription rights or warrants (other than those referred to above). The number of outstanding Rights and the number of one two-hundredths of a share of Preferred Stock issuable upon exercise of each Right are also subject to adjustment in the event of a stock split of the Common Stock or a stock dividend on the Common Stock payable in Common Stock or subdivisions, consolidations or combinations of the Common Stock occurring, in each such case, prior to the Distribution Date.
     With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments amount to at least 1% of the Purchase Price. No fractional Units will be issued and, in lieu thereof, an adjustment in cash will be made based on the market price of the Preferred Stock on the last trading date prior to the date of exercise.
     At any time after any person becomes an Acquiring Person, the Company may exchange all or part of the Rights for shares of Common Stock at an exchange ratio of one share per Right, as appropriately adjusted to reflect any stock dividend, stock split or similar transaction.
     In general, the Company may redeem the Rights in whole, but not in part, at a price of $0.005 per Right, at any time until 10 business days following the Stock Acquisition Date. After the redemption period has expired, the Company’s right of redemption may be reinstated if an Acquiring Person reduces his beneficial ownership to less than 20% of the outstanding shares of Common Stock in a transaction or series of transactions not involving the Company and there are no other Acquiring Persons. Immediately upon the action of the Board ordering redemption of the Rights, the Rights will terminate and the only right of the holders of Rights will be to receive the $0.005 redemption price.
     Until a Right is exercised, the holder thereof, as such, will have no rights as a shareholder of the Company, including, without limitation, the right to vote or to receive dividends. While the distribution of the Rights will not be taxable to shareholders or to the Company, shareholders may, depending upon the circumstances, recognize taxable income in the event that the Rights become exercisable for stock (or other consideration) of the Company or for common stock of the acquiring company as set forth above.
     Prior to the Distribution Date, any of the provisions of the Rights Agreement may be amended by the Board. After the Distribution Date, the provisions of the Rights Agreement may be amended by the Board in order to cure any ambiguity, to make changes which do not adversely affect the interests of holders of Rights (excluding the interests of any Acquiring Person), or to shorten or lengthen any time period under the Rights Agreement;

provided, however, that no amendment to adjust the time period governing redemption shall be made when the Rights are not redeemable.
     The Company has initially authorized and reserved 900,000 shares of Preferred Stock for issuance upon exercise of the Rights. As of the date of this Form 8-A/A, there were 17,526,315 shares of Common Stock issued and outstanding and an additional 849,797 shares of Common Stock were reserved for issuance under the Company’s executive and director compensation plans.
     The Rights may be deemed to have certain antitakeover effects. The Rights generally may cause substantial dilution to a person or group that attempts to acquire the Company under circumstances not approved by the Board.
     The Rights Agreement between the Company and the Rights Agent specifying the terms of the Rights, which includes the Certificate of Amendment creating the Preferred Stock, the Form of the Rights Certificate and the Summary of Rights to Purchase Shares, are Exhibits 4.1 (the 1999 Rights Agreement) and 4.2 (Amendment No. 1) to this Form 8-A/A and incorporated herein by reference. The foregoing is qualified in its entirety by reference thereto.

Item 2.	Exhibits.
     The following exhibits are filed as a part of this registration statement

3.1	Restated Articles of Incorporation for the Company (incorporated by reference to Exhibit 3.1 of the Company’s Form S-1 filed on May 2, 1985).

3.2	Articles of Amendment to the restated Articles of Incorporation of the Company (incorporated by reference to Exhibit 3.1 of the Company’s Current Report on Form 8-K dated May 3, 1988).

3.3
Articles of Amendment to the restated Articles of Incorporation of the Company (incorporated by reference to Exhibit 3.1 of the Company’s Quarterly Report on Form 10-Q for the quarter ended April 3, 1999).

4.1
Rights Agreement dated April 27, 1999 between the Company and First Union National Bank (incorporated by reference to Exhibit 99.1 of the Company’s Registration Statement on Form 8-A filed on May 7, 1999).

4.2
Amendment No. 1 to the Rights Agreement, dated as of April 25, 2009, between Insteel Industries, Inc. and American Stock Transfer & Trust Company, LLC (as Rights Agent) (incorporated by reference to Exhibit 4.2 to the Company’s Current Report on Form 8-K filed on April 27, 2009).

SIGNATURE
     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

Date: April 27, 2009
INSTEEL INDUSTRIES, INC.
By:	/s/ James F. Petelle
	Name:	James F. Petelle
	Title:	Vice President and Secretary

EXHIBIT INDEX

3.1	Restated Articles of Incorporation for the Company (incorporated by reference to Exhibit 3.1 of the Company’s Form S-1 filed on May 2, 1985).

3.2	Articles of Amendment to the restated Articles of Incorporation of the Company (incorporated by reference to Exhibit 3.1 of the Company’s Current Report on Form 8-K dated May 3, 1988).

3.3
Articles of Amendment to the restated Articles of Incorporation of the Company (incorporated by reference to Exhibit 3.1 of the Company’s Quarterly Report on Form 10-Q for the quarter ended April 3, 1999).

4.1
Rights Agreement dated April 27, 1999 between the Company and First Union National Bank (incorporated by reference to Exhibit 99.1 of the Company’s Registration Statement on Form 8-A filed on May 7, 1999).

4.2
Amendment No. 1 to the Rights Agreement, dated as of April 25, 2009, between Insteel Industries, Inc. and American Stock Transfer & Trust Company, LLC (as Rights Agent) (incorporated by reference to Exhibit 4.2 to the Company’s Current Report on Form 8-K filed on April 27, 2009).